Exhibit 99.1

Strongbridge Biopharma plc to Participate in the JMP Securities Life Sciences Conference and 3rd Annual ROTH Healthcare Day in London

DUBLIN, Ireland and TREVOSE, Pa., June 14, 2016 — Strongbridge Biopharma plc (NASDAQ:SBBP), a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options, today announced that Matthew Pauls, president and chief executive officer of Strongbridge Biopharma, will be participating in the JMP Securities Life Science Conference and the 3rd Annual ROTH Healthcare Day in London.  Mr. Pauls will provide a corporate update on June 21 at 2:00pm ET at the JMP Securities Life Science Conference, which is being held June 21-22 at the St. Regis New York.  Mr. Pauls will also be participating in the 3rd Annual ROTH Healthcare Day in London taking place June 22 at the Dorchester Hotel.

A live and archived webcast of the presentation at the JMP Securities Life Science Conference will be available on the “Events & Presentations” page in the Investor section of the Company’s website at www.strongbridgebio.com.

About Strongbridge Biopharma

Strongbridge Biopharma is a global rare disease biopharmaceutical company focused on the development and commercialization of novel therapeutic options. Strongbridge’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor currently being studied in the global Phase 3 SONICS trial for the treatment of endogenous Cushing’s syndrome. Strongbridge’s rare endocrine disease franchise also includes COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

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